www.linkedin.com/in/carrieallen12
(LinkedIn)
www.thehumanarray.com
(Company)

Top Skills

Strategic Marketing
Talent Development
CRM Optimization

Languages

French

Carrie Allen

Human Mentor | Community Cultivator | Amplifying human potential through the power of community
Needham, Massachusetts, United States

Summary

For nearly 20 years, I have been cultivating talent and teams through my personal style of human mentorship. I have found that the "soft" skills, such as how to have a productive conversation, how to lead a meeting, or how to get buy-in on a project, are what make people and companies successful. However, in most workplaces, they are neglected. I am on a mission to change that. The Human Array will bring the value of human mentorship to everyone.

Specialties include: Human Mentor | Mentorship | Leadership Development | Talent Development | Creative | High Integrity | Collaborative | Change Agent | Difference Maker | Communicator | Bilingual – French

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Experience

The Human Array
Founder | Mentor | Speaker
November 2021 - Present (3 years 9 months)
Greater Boston

For nearly 20 years, I have been cultivating talent and teams through my personal style of human mentorship. I have found that the "soft" skills, such as how to have a productive conversation, how to lead a meeting, or how to get buy-in on a project, are what make people and companies successful. However, in most workplaces, they are neglected. I am on a mission to change that. The Human Array will bring the value of human mentorship to everyone.

CMA Consulting
FOUNDER | OWNER
2019 - Present (6 years)

Localize.city
Vice President Marketing
September 2020 - November 2021 (1 year 3 months)

Skedaddle
VICE PRESIDENT – MARKETING | OPERATIONS
2018 - 2019 (1 year)
Boston, MA

Spearheaded 12 staff in improving brand position, optimizing customer connections, and enhancing operational efficiencies. Held full P&L and cost control accountability. Organized and administered PR strategies to grow thought leadership.

✓ Launched new marketing team and data analytics tools to identify success factors and deploy relevant resources for first time in company history with 158% higher ridership. Reduced number of overall trips to focus on filling key trip requirements with average of 75% capacity and 4.7/5 rider ratings. Established regular meetings across all departments to standardize processes, improve collaboration, resolve communication issues, and increase customer experience levels by reducing average response time from four to three hours.

Zipcar
6 years

DIRECTOR – MEMBER MARKETING
2014 - 2018 (4 years)
Boston, MA

Led nine professionals in focusing on generating new revenue and maximizing member retention through all marketing channels – email, in-app, push notifications, digital advertising and social media. Focused on optimizing member experience, tracking key metrics and executing large-scale marketing programs. Selected to create new brand-marketing department from scratch that integrated full member experience and determined marketing focus for brand.

✓ Administered simple loyalty program in 2016 to activate members through reward, increasing reservations per member by 36%; later rolled out companywide. Established and maintained full-scale member database from scratch, converting raw data into member-centric info to assist with CRM strategies and measurement. Launched new brand campaign through digital online solutions, social media, exclusive member events, and traditional out-of-home marketing efforts.

SENIOR MANAGER – ACQUISITION MARKETING
2012 - 2014 (2 years)
Boston, MA

Managed 10 different market sectors, while acquiring and retaining base of 100,000 members. Instituted new resources to track performance vs. KPIs to ensure transparency on goals and achievements.

✓ Piloted key acquisition projects, including direct mail effort to target underperforming markets with 1% conversion rate and social media advertising through Facebook and YouTube that increased member acquisition by 15%. Designed and established tag management through Google Analytics to enhance campaign reporting and member lifetime value through source tracking.

PAK 2000
DIRECTOR - MARKETING
2011 - 2012 (1 year)
Boston, MA

Orchestrated a full-scale marketing campaigns, sales support, customer experience, and philanthropic programs.

✓ Fully rebranded all sales and website content, including logo/brand redesign; also launched marketing campaigns for Luxury and Security divisions, achieving 2.7% open rate for security email initiative. Implemented and supported short-term tradeshow marketing strategy that grew lead generation by 10% and was refreshed following rebranding. Utilized French language fluency to overhaul international tradeshow and presentation materials in connection with French tradeshow booth firm.

Kaplan
DIRECTOR - BUSINESS STRATEGIES
2010 - 2011 (1 year)
New York, NY

Led and trained eight partnership managers in executing aggressive sales and marketing efforts with accountability for $9M in yearly revenue.

✓ Expanded regional sales by 10%+ YTD after targeting key accounts, adding new partners and increasing share among current partners. Improved partner base 50% through targeted marketing, focusing on key differentiators from market competition and raising customer service levels. Introduced new special events for schools that determined and met onsite need, resulting in higher event conversion metrics.

Toys R Us Babies R Us
SENIOR MARKETING MANAGER
2005 - 2010 (5 years)
Wayne, NJ

Directed 70 personal registry advisors in navigating new product roadmap, coordinating sales and marketing programs, nurturing strategic partnerships, and persistently improving guest satisfaction metrics.

✓ Specially selected to create strategic vision and roll out company's inaugural personal baby registry service from scratch, increasing registry value by 4%; ranked as one of company's most important products by senior executives. Realized 2.9-point jump in guest satisfaction scores in less than one year for stores offering registry service and 1.2-point differential compared to stores without registry service. Supervised six district marketing managers, 40 local marketing specialists in handling $200M in annual sales through 147 stores in company's largest region. Earned prestigious corporate "Working Together Award" in 2008 for authoring detailed procedures manual.

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Education

University of Illinois at Urbana-Champaign
Bachelor's, French Commercial Studies - Marketing